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SEC Mail Processing

MAR 11 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 Redwood Highway, Suite B-75

(No. and Street)

San Rafael	**California**	**94903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth S. Collins **(415) 526-2759**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **Elizabeth S. Collins**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JHW Financial Services, Inc. dba Financial Telesis, Inc.**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

California Jurat Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this

26 day of 02, 2019, by
Date / Month / Year

(1) Elizabeth S Collins
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and)

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.

JACQUELYN NUNO
COMM. # 2266044
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires NOV 5, 2022

Signature ______________________
Signature of Notary

Place Notary Seal Above

Further description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages ________

Signer(s) Other Than Named Above: ______________________

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder of
JHW Financial Services, Inc.

Qualified Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JHW Financial Services, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the Company's cash balance defined benefit plan, as described below, the financial statements present fairly, in all material respects, the financial position of JHW Financial Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America ("GAAP").

We were unable to obtain a GAAP basis actuarial report for the Company's cash balance defined benefit plan. A liability of $73,160 is included in the accompanying statement of financial condition and the plan as described in Note 6 to the financial statements. We were not able to satisfy ourselves with the accrued pension liability, pension expense and the required GAAP disclosures.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JHW Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates LLP

We have served as JHW Financial Services, Inc.'s auditor since 2009.
Walnut Creek, California
March 6, 2019

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	483,835
Commissions receivable		216,942
Accounts receivable		23,115
Other assets		132,494
Property and equipment, net of $119,422 accumulated depreciation		1,923
Total Assets	$	858,309
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	17,361
Commissions payable		169,406
Accrued pension liability		73,160
Accrued expenses		9,577
Deferred revenue		23,650
Total Liabilities		293,154
Stockholder's Equity		
Common stock $50 stated value;10,000 shares authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		530,286
Total Stockholder's Equity		565,155
Total Liabilities and Stockholder's Equity	$	858,309

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Income

For the Year Ended December 31, 2018

Revenue		
Investment banking fees	$	2,860,127
Mutual fund and 12b-1 fees		430,702
Consulting fees		271,700
Commissions and fees		144,306
Reimbursed expenses		12,699
Other income		3,600
Total Revenue		3,723,134
Operating Expenses		
Commissions		2,644,820
Compensation and benefits		608,270
Professional fees		151,718
Rent		4,392
Depreciation		1,348
Other operating expenses		116,878
Total Operating Expenses		3,527,426
Income Before Income Tax		195,708
Income tax		5,100
Net Income	$	190,608

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
January 1, 2018	$ 5,000	$ 29,869	$ 607,953	$ 642,822
Distributions	-	-	(268,275)	(268,275)
Net income	-	-	190,608	190,608
December 31, 2018	$ 5,000	$ 29,869	$ 530,286	$ 565,155

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	190,608
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		1,348
(Increase) decrease in:		
Commissions receivable		1,300,289
Accounts receivable		24,778
Other assets		70,888
Increase (decrease) in:		
Accounts payable		(17,552)
Commissions payable		(1,308,566)
Accrued pension liability		(173,840)
Accrued expenses		(813)
Deferred revenue		22,400
Net Cash Provided by Operating Activities		109,540
Cash Flows from Investing Activities		
Purchase of equipment		(2,262)
Net Cash Used in Investing Activities		(2,262)
Cash Flows from Financing Activities		
Distributions paid		(268,275)
Net Cash Used in Financing Activities		(268,275)
Net Decrease in Cash and Cash Equivalents		(160,997)
Cash and cash equivalents at beginning of year		644,832
Cash and Cash Equivalents at End of Year	$	483,835
Supplemental Disclosures:		
Taxes paid	$	5,100

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2018

1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company"), a California S corporation, was incorporated on June 26, 1992 and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company primarily operates as an investment banking firm and provides compliance consulting as well as financial and operations principal ("FINOP") services to other registered broker dealers.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2018.

Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

Benefit Plan
The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by the U.S. GAAP. These U.S. GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

2. Significant Accounting Policies (continued)

Income Taxes
Commencing in 1995, the Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the Company's taxable income or loss is generally passed through to the corporation's stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to income tax examinations by tax authorities for years before 2014.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The provision for income taxes shown consists of the Company's share of state income taxes of $5,100.

3. New Accounting Pronouncements

Recently Issued Accounting Pronouncements

ASU 2016-13 *Financial Instruments - Credit* Losses *(Topic 326)* ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires management to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements but does not expect a material impact.

ASU 2017-07 *Compensation – Retirement Benefits (Topic 715)* ("ASU 2017-07")
In March 2017, the FASB issued ASU 2017-07 which amends the required presentation of net periodic pension cost and net periodic postretirement benefit cost. ASU 2017-07 requires entities to disaggregate the current-service-cost component from the other components of net benefit cost ("other components") and present it with other current compensation costs for related employees in the income statement. ASU 2017-07 requires entities to present the other components elsewhere in the income statement and outside of income from operations if such a subtotal is presented. ASU 2017-07 requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described separate lines. In addition, only the service-cost component of net benefit cost is eligible for capitalization (e.g., as part of inventory or property, plant, and equipment). ASU 2017-07's amendments are effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on its financial statements but does not expect a material impact.

3. New Accounting Pronouncements (continued)

Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers* ("ASU 2014-09")
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the period ended December 31, 2018.

See Note 7 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

4. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2018, the Company's uninsured cash balances totaled $170,150.

5. Lease Obligations

The Company pays $366 a month for office space under a month to month agreement.

6. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("Plan") and a cash balance defined benefit plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the Plan. For 2018, the Company made a contribution of $1,250 to the Plan.

The Pension was established on January 1, 2017. To participate in the Pension, an employee must have completed at least one year of service and have attained the age of twenty-one years. Specifically excluded from the Pension are union employees and highly compensated employees that are not more than 10% direct owners. For each more than 10% direct owner that is eligible, the Pension provides it will annually contribute both 85.34% of the employee's compensation and an additional 5% interest credit. For all other eligible employees, the Pension will contribute 2.5% of the employee's compensation each year. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $275,000 in 2018 and $280,000 in 2019. The Company makes contributions to the Pension equal to the amounts accrued for pension expense. The sole stockholder has been designated as the trustee of Pension assets. The trustee has the sole discretion to invest Pension assets, unless specifically directed otherwise by the Pension administrator.

6. Employee Benefit Plans (continued)

The annual measurement date is December 31 for the Pension benefits. The following table provides information about the benefit obligation, plan assets, and the funded status of the Company's Plan and Pension benefits as of December 31, 2018:

	Plan	Pension
Fair value of plan assets at December 31	$ 685,495	$ 404,847
Employer contributions	-	422,000
Participant contributions	24,500	-
Benefits paid	-	-
Amounts recognized in the Statement of Financial Condition consist of:		
Assets	$ -	$ -
Liabilities	-	73,160
	$ -	$ 73,160

Management was unable to obtain an actuarial report to provide required disclosures under U.S. GAAP.

Pension Plan Assets

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Pension and minimize reliance on Pension sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Pension assets are invested with the intent to protect assets and provide long-term growth. By protecting Pension assets and providing long term growth, the Pension aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 40% to 60% equities securities and 40% to 60% fixed income securities. At December 31, 2018, the Pension was invested as follows: equity securities 50%, fixed income securities 48%, and cash and cash equivalents of 2%. Fixed income securities include corporate bonds of companies in diversified industries. Other investments are short-term in nature, including certificates of deposit and time deposits.

6. Employee Benefit Plans (continued)

The fair values of the Company's pension plan assets at December 31, 2018, by asset category are as follows:

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Exchange Traded Funds (a)	$ 3,519	$ 3,519	-	-
Mutual Funds (a)	327,060	327,060		
CDs (b)	45,847	45,847	-	-
Money Market (b)	28,421	28,421	-	-
Total	$ 404,847	$ 404,847	-	-

(a) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.
(b) Investment vehicles for cash reserves.

7. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2018

7. Revenues from Contracts with Customers

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Clients are provided with a full range of financial advisory services which primarily consist of fees generated in connection with merger, acquisition and restructuring transactions. Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Typically, merger and acquisition engagements consist of both installment fees and transaction fees. Installment fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Transaction fees are recognized at a point in time when the agreed upon service has been provided or transaction is completed since the related performance obligation has been satisfied. Milestone payments are recognized upon the completion of specific milestones.

Mutual Fund Fees, 12b-1 Fees, and Commissions and Fees from Trading ("Fees")
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Consulting Fees
The Company provides compliance consulting services as well as financial and operations principal services to other registered broker dealers for a monthly consulting fee. These consulting fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

7. Revenues from Contracts with Customers (continued)

Disaggregation of Revenue

The following table presents the Company's revenues from contracts with customers by business activity for the year ended December 31, 2018:

	Institutional Investors	Private Client	Broker-Dealer	Total
Revenues from contracts with customers:				
Investment banking fees - transaction fees	$2,336,874	$ -	$ -	$2,336,874
Investment banking fees - milestone payments	345,753	-	-	345,753
Investment banking fees - installment fees	177,500	-	-	177,500
Mutual fund and 12b-1 fees	-	430,702	-	430,702
Commissions and fees from trading	-	144,306	-	144,306
Consulting fees	-	-	271,700	271,700
Reimbursed Client Expenses	12,699	-	-	12,699
Total revenues from contracts with customers	$2,872,826	$ 575,008	$ 271,700	$3,719,534

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable as it is probable that a significant reversal of revenue will occur.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue primarily relates to installment fees received in investment banking engagements. Deferred revenue from contracts with customers totaled $1,250 and $23,650 as of December 31, 2017 and 2018 respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $1,565,124 and $240,057 as of December 31, 2017 and 2018 respectively. There was no significant impairment related to these receivables for the year ended December 31, 2018.

7. Revenues from Contracts with Customers (continued)

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2018.

Expenses associated with investment banking advisory engagements are recognized as incurred as related performance obligations are satisfied over time. All investment banking advisory expenses are recognized as commission expense on the Statement of Income.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $360,087 which exceeded the requirement by $340,543.

9. Subsequent Events

The Company has evaluated subsequent events through March 6, 2019, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2018

Net Capital		
Total stockholder's equity	$	565,155
Less: Non-allowable assets		
Commissions receivable		47,536
Accounts receivable		23,115
Other assets		132,494
Property and equipment, net		1,923
Total non-allowable assets		205,068
Net Capital		360,087
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $293,154 or $5,000, whichever is greater		19,544
Excess Net Capital	$	340,543

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's net capital computation at December 31, 2018.

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

The accompanying notes are an integral part of these financial statements.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
JHW Financial Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) JHW Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter & Associates LLP

Walnut Creek, California
March 6, 2019

Financial Telesis Inc
4340 Redwood Highway
Suite B75
San Rafael, CA 94903

SEA RULE 15c3-3 EXEMPTION REPORT

February 12, 2019

I, Elizabeth S. Collins, President of JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2018 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Elizabeth Collins
President

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the stockholder of
JHW Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JHW Financial Services, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates LLP

Walnut Creek, California

March 6, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*15*******2892*********************MIXED AADC 220
45304 FINRA DEC
JHW FINANCIAL SERVICES INC
D/B/A FINANCIAL TELESIS INC
4340 REDWOOD HWY STE 60
SAN RAFAEL, CA 94903-2107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4290

B. Less payment made with SIPC-6 filed (**exclude interest**) (7561)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ (3271)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JHW Financial Service
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 28th day of February, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,719,533
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	846,707
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expense (Deductions in excess of $100,000 require documentation)	12,699
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,860,127
2e. General Assessment @ .0015	$ 4290
	(to page 1, line 2.A.)